			EXHIBIT 12.1
Computation of Ratios of Earnings to Fixed Charges
	Years ended December 31,
	2014	2013	2012	2011	2010
Excluding interest on deposits	2.21	2.41	2.60	2.42	2.27
Including interest on deposits	1.87	2.02	2.11	1.95	1.84
Note: The ratio of earnings to fixed charges is calculated by adding income before income taxes plus fixed charges and dividing that sum by fixed charges.
	Years ended December 31,
	2014	2013	2012	2011	2010
	(in thousands)
Income before income taxes	$147,234	$178,940	$210,375	$195,217	$184,935

Interest on deposits	$47,553	$47,791	$57,556	$68,167	$74,924
Borrowings and long-term debt	114,293	120,586	123,756	130,846	139,136
1/3 of net rental expense	7,082	6,631	7,949	7,061	7,046
Total fixed charges, including interest on deposits	$168,928	$175,008	$189,261	$206,074	$221,106
Total fixed charges, excluding interest on deposits	$121,375	$127,217	$131,705	$137,907	$146,182